A-Game Beverages, Inc.

15701 State Road 50, Suite 204

Clermont, Florida 34711

(800) 594-1430

FILED AS CORRESPONDENCE ON EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.

March 15, 2021

Re:	Request for Qualification – A-Game Beverages, Inc. (the “Company”) Offering Statement on Form 1-A, Amendment Number 1 (File Number 024-11442)

Dear Sir or Madam:

The Company respectfully requests that the above-referenced Form 1-A be qualified by the Securities and Exchange Commission by 4:00 p.m., March 17, 2021.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com,  should you have any questions regarding this request for qualification.

Thank you.

Sincerely yours,

/s/Randall Greene

By: Randall Greene

Chief Executive Officer